

March 9, 2026

Siping Xu
Chief Executive Officer
MDJM LTD
Fernie Castle, Letham
Cupar, Fife, KY15 7RU
United Kingdom

> **Re: MDJM LTD**
> **Registration Statement on Form F-3**
> **Filed March 4, 2026**
> **File No. 333-294010**

Dear Siping Xu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Warren Wang, Esq.